FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 27, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The supplement of the Board resolution to convene 2012 Annual General Shareholders’ Meeting”, dated April 27, 2012.

2.	Taiwan Stock Exchange filing entitled, “The Board resolved to amend the issuance of new common shares for cash to sponsor DR Offering and/or issue Private Placement Shares”, dated April 27, 2012.

3.	Taiwan Stock Exchange filing entitled, “The Board resolved to issue overseas or domestic convertible bonds in private placement (“Private Placement CB”)”, dated April 27, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 27, 2012	By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

AU Optronics Corp.

April 27, 2012

English Language Summary

Subject:	The supplement of the Board resolution to convene 2012 Annual General Shareholders’ Meeting.

Regulation:	Published pursuant to Article 2-17 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/04/27

Content:

1.	Date of the board of directors resolution: 2012/04/27

2.	Date for convening the shareholders’ meeting: 2012/06/13

3.	Location for convening the shareholders’ meeting:

No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.

(Meeting Room in the Central Taiwan Science Park Administration)

4.	Cause or subjects for convening the meeting:

A.Report items:

(1)	To report the business of 2011

(2)	Audit Committee’s review report

(3)	To report the investments in China in 2011

B.Acceptance items:

(1)	To accept 2011 Business Report and Financial Statements

(2)	To accept the appropriation of retained earnings for 2011 losses

C.Discussion items:

(1)	To approve the revisions to Articles of Incorporation

(2)	To approve the revisions to “Handling Procedures for Acquisition or Disposition of Assets”, “Handling Procedures for Providing Endorsements and Guarantees for Third Parties”, and “Handling Procedures for Capital Lending”

(3)	To approve the proposal of releasing Directors from competition restrictions

(4)	To approve Issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares in private placement and/or issuance of overseas or domestic convertible bonds in private placement

5.	Book closure starting date:2012/04/15

6.	Book closure ending date:2012/06/13

7.	Any other matters that need to be specified:

(1)	The 2012 Submission Period of shareholder proposals pursuant to the ROC Company Law is from April 6, 2012 to April 16, 2012.

(2)	Pursuant to the Company’s Articles Of Incorporation and Section 4.16(b) of Amendment No. 1 and Section 4.17(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated February 15, 2006, any proposal submitted by ADR holders must be received by the Depositary 2 business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 6, 2012 to April 12, 2012. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).

AU Optronics Corp.

April 27, 2012

English Language Summary

Subject:	The Board resolved to amend the issuance of new common shares for cash to sponsor DR Offering and/or issue Private Placement Shares.

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/04/27

Content:

1.	Date of occurrence of the event: 2012/04/27

2.	Date of the original public announcement and reporting:2012/03/27

3.	Summary of the content originally publicly announced and reported:

It will be proposed that the shareholders meeting to authorize the Board of Directors, within the limit of 800,000,000 common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising method(s), to issue new common shares for cash to sponsor issuance of the overseas depositary shares (“DR Offering”) and/or issue new common shares in private placement (“Private Placement Shares”).

4.	Reason for, and major content of, the change:

The Board resolved to propose that the shareholders meeting to authorize the Board, within the limit of 800,000,000 common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising method(s), to issue new common shares for cash to sponsor DR Offering and/or issue Private Placement Shares and/or issue overseas or domestic convertible bonds in private placement (“Private Placement CB”). For issuance of Private Placement CB, the number of common shares can be converted within the limit of 800,000,000 common shares shall be calculated in accordance with the conversion price determined at the time of issuance of Private Placement CB.

5.	Effect on the Company’s finances and business after the change: NA

6.	Any other matters that need to be specified:

Further information of Private Placement CB will be announced separately.

AU Optronics Corp.

April 27, 2012

English Language Summary

Subject:	The Board resolved to issue overseas or domestic convertible bonds in private placement (“Private Placement CB”).

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/04/27

Content:

1.	Date of the board of directors resolution:2012/04/27

2.	Name of the corporate bonds:

Overseas or domestic convertible bonds in private placement (“Private Placement CB”).

3.	Total amount of the issue:

It will be proposed that the shareholders meeting to authorize the Board of Directors, within the limit of 800,000,000 common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising method(s), to issue new common shares for cash to sponsor issuance of the overseas depositary shares (“DR Offering”) and/or issue new common shares in private placement and/or issue the Private Placement CB.

4.	Face value:

The denomination of the Private Placement CB will be US$10,000 or multiples thereof or NT$100,000 or multiples thereof.

5.	Issue price:

The issue price shall be no less than 80% of the theoretical price.

6.	Issue period:

The term of the Private Placement CB shall not be more than seven years.

7.	Issue coupon/interest rate: To be determined by the Board.

8.	Types, names, monetary amounts of security or collateral and stipulations thereupon: NA

9.	Use of the funds raised by the offering and utilization plan:

The Company plans to use the funds raised from the DR Offering and/or issuance of the Private Placement Shares and/or Private Placement CB to build the new technology (e.g. AMOLED) and capacity, enrich working capital, have sound financial structure and/or support the company’s long term development funding needs and plans to use such funds within three year after completing the fund raising and plans to strengthen the Company’s competition and improve operational efficiency effect.

10.	Trustee for the bonds: NA

11.	Guarantor(s) for the issue: NA

12.	Institution serving as agent for payment of the principal and interest: NA

13.	Resale conditions:

The Issuer may choose not to grant holders’ put option, or after expiry of a designated period following issuance of the Private Placement CB, holders may require the Issuer to redeem all or part of the Private Placement CB at a price that would result in certain annul yield on the Private Placement CB.

14.	Repurchase conditions: To be determined by the Board.

15.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: NA

16.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: NA

17.	Any other matters that need to be specified:

(1)	For the Private Placement Shares and/or the new common shares to be issued upon conversion of Private Placement CB, after expiration of three years following delivery date of the Private Placement Shares/Private Placement CB, the Board is authorized to obtain an approval letter issued by the Taiwan Stock Exchange (“TSE”) acknowledging that the Private Placement Shares /new common shares to be issued upon conversion of Private Placement CB meet the standards for TSE listing before the Company submitting application with the Financial Supervisory Commission for retroactive handling of public issuance of such shares and submitting application with TSE for listing such shares on TSE. The Private Placement Shares and the new common shares to be issued upon conversion of Private Placement CB will have the same rights and obligations as the Company’s existing issued and outstanding common shares.

(2)	The conversion price of the Private Placement CB shall be no less than 80% of (x) the simple average closing price of the Issuer’s common shares for 1, 3 or 5 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends, or (y) the simple average closing price of the Issuer’s common shares for 30 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends. It is proposed for the shareholders meeting to authorize the Board to determine the actual conversion price.

(3)	The terms and conditions for Issuance of Overseas or Domestic Convertible Bonds in Private Placement is authorized to be determined by the Board. It is proposed for the shareholders meeting to authorize the Board to determine and amend at the Board’s sole dissertation the terms and condition of the Private Placement CB, the plan for the use of proceeds, the schedule and projected benefits and all matters in connection therewith, in accordance with the Company’s actual needs, market conditions and relevant regulations and if any amendment thereto is required by amendment to the regulations or the authority’s order or based on the Company’s operation evaluation or change of the market conditions, the Board is authorized to make the required amendment at the Board’s sole dissertation.